FORM 6-K/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
OceanPal Inc. (the “Company”) is furnishing this Amendment No. 1 on Form 6-K/A (the “Form 6-K/A”) to amend the Report on Form 6-K filed with the Securities and Exchange Commission on October 28, 2025 (the “Original Filing”) pursuant to which it provided information regarding the PIPE Transaction which closed on October 28, 2025. This Form 6-K/A is being furnished for the sole purposes of incorporating such information into the registration statement described below.
Accordingly, Exhibits 4.1, 4.2, 4.3, 10.1, 10.2, 10.3, 10.4, and 99.1 attached to the Original Filing is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-269961 and 333-273073) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.
Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any events that have occurred after the Original Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: October 29, 2025
	By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer